Consolidated Financial Statements
For The Years Ended
December 31, 2014, 2013 and 2012

kaleo, Inc. and subsidiary

kaleo, Inc. and subsidiary

Contents

Page

Independent Auditors' Report	1

Consolidated Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Comprehensive Income (Loss)	4

Consolidated Statements of Changes in Shareholders' Equity (Deficit)	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7-27

Independent Auditors' Report

Board of Directors
kaleo, Inc. and subsidiary

We have audited the accompanying consolidated financial statements of kaleo, Inc. and subsidiary, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of kaleo, Inc. and subsidiary as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Richmond, Virginia
February 11, 2015

kaleo, Inc. and subsidiary

Consolidated Balance Sheets

December 31,	2014	2013

Assets

Current assets
Cash and cash equivalents	$96,348,056	$33,560,082
Restricted cash	14,498,442	—
Short-term investments	21,241,038	—
Accounts receivable royalties	2,315,483	2,886,068
Income taxes receivable	6,459,881	2,635,502
Inventory, net	8,576,517	—
Prepaid expenses	563,951	159,879
Total current assets	150,003,368	39,241,531

Property and equipment, net	10,823,808	10,559,001

Other assets
Security and other deposits	15,492	15,492
Patents, net	2,701,683	2,432,688
Debt issuance costs, net	2,841,697	430,055
Total other assets	5,558,872	2,878,235

Total assets	$166,386,048	$52,678,767

	2014	2013

Liabilities, Redeemable Preferred Stock, and Shareholders' Equity (Deficit)

Current liabilities
Accounts payable - trade	$3,224,381	$1,256,367
Accrued expenses	3,279,122	3,446,165
Accrued interest	1,619,267	142,083
Current portion of long-term debt, net of discount for 2013	—	5,414,282
Total current liabilities	8,122,770	10,258,897

Long-term liabilities
Other long-term liabilities	805,463	979,709
Long-term debt, net of current portion and discount for 2013	149,470,833	9,371,513
Deferred tax liability	—	1,676,431
Deferred compensation	441,989	441,989
Total long-term liabilities	150,718,285	12,469,642

Total liabilities	158,841,055	22,728,539

Commitments and contingencies - Note 10

Redeemable preferred stock
Series B-1 Preferred Stock, redeemable and convertible
($0.001 par value; 1,988,780 shares authorized; issued and outstanding-none)	—	—
Series A-4 Preferred Stock, redeemable and convertible
($0.001 par value; 3,689,840 shares authorized; issued and outstanding-none)	—	—
Series B Preferred Stock, redeemable and convertible
($0.001 par value; 1,988,780 shares authorized; issued and outstanding 1,906,254)	6,825,786	6,521,622
Series A-3 Preferred Stock, redeemable and convertible
($0.001 par value; 3,689,840 shares authorized; issued and outstanding 3,689,840)	11,557,455	11,071,312
Series A-2 Preferred Stock, redeemable and convertible
($0.001 par value; 2,737,380 shares authorized; issued and outstanding 2,737,380)	4,562,509	4,377,273
Total redeemable preferred stock	22,945,750	21,970,207

Shareholders' equity (deficit)
Series A-1 Preferred Stock
($0.001 par value; 462,000 shares authorized; issued and outstanding 462,000, with aggregate liquidation preferences of $607,502)	462	462
Common stock
($0.001 par value; 16,939,140 shares authorized; issued and outstanding 6,772,159 and 6,527,851 at December 31, 2014 and 2013, respectively)	6,772	6,528
Paid-in capital	(8,241,216)	(8,836,717)
Retained earnings	(7,157,815)	16,809,748
Accumulated other comprehensive income (loss)	(8,960)	—
Total shareholders' equity (deficit)	(15,400,757)	7,980,021

Total liabilities, redeemable preferred stock, and shareholders' equity (deficit)	$166,386,048	$52,678,767

The accompanying notes are an integral part of these consolidated financial statements.
2

kaleo, Inc. and subsidiary

Consolidated Statements of Operations

Year Ended December 31,	2014	2013	2012

Revenues
Product sales, net	$2,037,569	$—	$—
Milestones revenues	—	—	38,179,348
Royalties	19,118,066	15,305,235	—
Total revenues	21,155,635	15,305,235	38,179,348

Costs and expenses
Cost of goods sold	3,800,718	—	—
Research and development	7,129,482	9,058,602	6,559,676
Selling, general and administrative	24,790,399	8,009,823	5,333,875
Total costs and expenses	35,720,599	17,068,425	11,893,551

Operating income (loss)	(14,564,964)	(1,763,190)	26,285,797

Other income (expense)
Loss on disposal of equipment	—	(2,985)	(49)
Interest expense	(16,556,047)	(1,559,656)	(1,181,360)
Interest income	28,684	—	1,466
Other income (expense), net	(16,527,363)	(1,562,641)	(1,179,943)

Income (loss) before income taxes	(31,092,327)	(3,325,831)	25,105,854

Income tax (expense) benefit	8,100,307	1,585,557	(9,642,141)

Net income (loss)	$(22,992,020)	$(1,740,274)	$15,463,713

The accompanying notes are an integral part of these consolidated financial statements.
3

kaleo, Inc. and subsidiary

Consolidated Statements of Comprehensive Income (Loss)

Year Ended December 31,	2014	2013	2012

Net income (loss)	$(22,992,020)	$(1,740,274)	$15,463,713

Other comprehensive income (loss)
Unrealized loss on short-term investments	(8,960)	—	—
Tax impact of adjustments to other comprehensive income	—	—	—
Other comprehensive income (loss)	(8,960)	—	—

Comprehensive income (loss)	$(23,000,980)	$(1,740,274)	$15,463,713

The accompanying notes are an integral part of these financial statements.
4

kaleo, Inc. and subsidiary

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

Years ended December 31, 2014, 2013, and 2012

	Series A-1 Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss)	Total

Balance (deficit) - December 31, 2011	$462	$5,370	$(9,907,513)	$5,040,070	$—	$(4,861,611)
Dividends accrued on redeemable preferred stock	—	—	—	(978,217)	—	(978,217)
Stock compensation	—	—	150,678	—	—	150,678
Proceeds from exercise of stock options/warrants	—	152	84,442	—	—	84,594
Net income	—	—	—	15,463,713	—	15,463,713
Balance (deficit) - December 31, 2012	$462	$5,522	$(9,672,393)	$19,525,566	$—	$9,859,157

Dividends accrued on redeemable preferred stock	—	—	—	(975,544)	—	(975,544)
Stock compensation	—	—	204,676	—	—	204,676
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $138,080	—	1,006	631,000	—	—	632,006
Net loss	—	—	—	(1,740,274)	—	(1,740,274)
Balance (deficit) - December 31, 2013	$462	$6,528	$(8,836,717)	$16,809,748	—	$7,980,021

Dividends accrued on redeemable preferred stock	—	—	—	(975,543)	—	(975,543)
Stock compensation	—	—	373,742	—	—	373,742
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $14,986	—	244	221,759	—	—	222,003
Net loss	—	—	—	(22,992,020)	—	(22,992,020)
Unrealized loss on short-term investments	—	—	—	—	(8,960)	(8,960)
Balance (deficit) - December 31, 2014	$462	$6,772	$(8,241,216)	$(7,157,815)	$(8,960)	$(15,400,757)

The accompanying notes are an integral part of these consolidated financial statements.
5

kaleo, Inc. and subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31,	2014	2013	2012

Cash flows from operating activities
Net income (loss)	$(22,992,020)	$(1,740,274)	$15,463,713
Adjustments to reconcile to net cash from operating activities:
Depreciation	2,197,136	669,438	240,157
Amortization of patents	222,969	189,580	106,673
Amortization of rent inducement	(597)	(26,979)	(2,041)
Amortization of debt discount	214,205	90,192	56,370
Amortization of debt issuance costs	673,556	58,952	36,845
Inventory reserve	2,981,813	—	—
Loss on disposal of equipment	—	2,985	49
Deferred taxes	(1,676,431)	1,191,737	215,319
Stock compensation	373,742	204,676	150,678
Change in:
Accounts receivable royalties	570,585	(2,886,068)	—
Other receivables	—	4,427	61,913
Inventory	(11,558,330)	—	—
Prepaid expenses	(404,072)	521,884	(259,160)
Security and other deposits	—	41,847	24,432
Accrued expenses	(167,044)	860,788	2,286,593
Accrued interest	1,477,184	—	142,083
Accounts payable- trade	1,968,014	(2,675)	401,856
Income taxes (receivable)/ payable	(3,824,379)	(12,026,977)	13,796,349
Other long-term liabilities	(173,649)	456,789	135,174
Net cash from operating activities	(30,117,318)	(12,389,678)	32,857,003

Cash flows from investing activities
Proceeds from disposal of equipment	—	803	—
Short-term investments	(21,249,998)	—	—
Patent costs	(491,964)	(470,826)	(389,739)
Purchase of property and equipment	(2,461,943)	(7,210,348)	(3,653,267)
Net cash from investing activities	(24,203,905)	(7,680,371)	(4,043,006)

Cash flows from financing activities
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $14,986 in 2014 and $138,080 for 2013	222,003	632,006	84,594
Proceeds from long-term borrowings	150,000,000	—	15,000,000
Restricted cash from long-term borrowings	(20,000,000)	—	—
Change in restricted cash (net)	5,501,558	—	—
Costs incurred for debt issuance	(3,085,197)	(290,046)	(235,806)
Payments on long-term debt	(15,529,167)	—	—
Net cash from financing activities	117,109,197	341,960	14,848,788

Net change in cash and cash equivalents	62,787,974	(19,728,089)	43,662,785

Cash and cash equivalents - beginning of year	33,560,082	53,288,171	9,625,386

Cash and cash equivalents - end of year	$96,348,056	$33,560,082	$53,288,171

Supplemental disclosure of cash flow information
Cash paid for interest (net of amounts capitalized)	$13,268,490	$969,869	$805,437
Cash paid for income taxes	$5,681	$9,111,577	$35,347
Cash received from refunds of income taxes paid	$2,620,164	$—	$4,404,874

Supplemental disclosure of noncash investing and financing activities
Unrealized loss on short-term investments	$8,960	$—	$—
Allocation of long-term debt proceeds to warrant	$—	$—	$360,767
The accompanying notes are an integral part of these consolidated financial statements.
6

kaleo, Inc. and subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2014, 2013, and 2012

Unless the context requires otherwise in these Notes to Consolidated Financial Statements, references to “Company,” “kaleo,” “we,” “us” and “our” refer to kaleo, Inc., including its consolidated subsidiary.

1.    Organization and Nature of Business

Background

kaleo, Inc., headquartered in Richmond, Virginia, is a pharmaceutical company dedicated to putting a new generation of life-saving personal medical products in patients’ hands. We believe patients and caregivers are the experts on how their medical condition impacts their lives and are an integral part of our product development process. Each of our products combines an established drug with an innovative delivery platform with the goal of achieving superiority over the current standard of care and cost effectiveness. Ultimately the goal is to provide peace of mind a patient can carry with them.

The Company changed its name from Intelliject, Inc. to kaleo, Inc. in 2013. In addition, the Company completed a reincorporation from Delaware into Virginia pursuant to which the Virginia corporation was deemed to be the same entity as the Delaware corporation that existed prior to the reincorporation. There were no changes to the capitalization, business, assets or liabilities of the Company.

Auvi-Q® and Allerject® (epinephrine injection, USP)

The Company executed a license and development agreement with sanofi-aventis U.S. LLC (Sanofi) in 2009 licensing the commercialization rights in North America to a novel epinephrine auto-injector utilizing certain of the Company’s technology platforms. In 2012, the Company received notice of approval by the FDA and by Health Canada of the epinephrine auto-injector under the brand names of Auvi-Q and Allerject, respectively. The Company retains full commercial rights to an epinephrine auto-injector in all rest of world territories. In January 2013, Sanofi commenced commercial sales of these products and, under the terms of the license and development agreement, the Company is receiving double digit tiered royalties on the net sales of these products. The Company has earned and received milestones and royalties as further described in Note 3 in connection with fulfilling its obligations under the agreement.

EVZIO® (naloxone hydrochloride injection)

On April 3, 2014, the Company received U.S. Food and Drug Administration (FDA) approval of EVZIO and on July 2, 2014, the Company commercially launched EVZIO in the U.S. for the emergency treatment of known or suspected opioid overdose, as manifested by respiratory and/or central nervous system depression. EVZIO is the first and only FDA approved naloxone product labeled for immediate administration by family members or caregivers as emergency therapy for the treatment of known or suspected opioid overdose and specifically indicated in settings where opioids may be present.

Pipeline

The Company continues to develop additional products for targeted therapeutic areas that leverage its intellectual property and know-how with the goal of creating personal medical products that provide superiority over the existing standards of care and improved cost effectiveness. The Company has an active pipeline of products in various stages of development across a range of therapeutic areas. The Company plans to self-commercialize certain of its pipeline products and to partner with companies on other pipeline products.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts and operations of kaleo, Inc. and its wholly-owned subsidiary Accel 300, LLC, which was formed in March 2014 (see Note 8). The financial statements are consolidated in accordance with generally accepted accounting principles in the United States (GAAP). All intercompany transactions and accounts have been eliminated.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company in accordance with specified effective dates. The Company did not adopt any new accounting pronouncements during the year ended December 31, 2014 that had a material effect on its consolidated financial statements.

On May 28, 2014, the FASB issued guidance for recognizing revenue in contracts with customers. The new guidance is effective for public entities for annual reporting periods beginning after December 15, 2016 and for nonpublic entities for annual reporting periods beginning after December 15, 2017. A nonpublic entity may elect early application, but no earlier than the effective date for public entities. The Company has not yet evaluated the impact this guidance would have on its financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments purchased with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Restricted Cash

Cash and cash equivalents that are not immediately available to the Company due to contractual requirements are classified as restricted cash. The Company entered into a note purchase agreement with PDL BioPharma, Inc. (see Note 8). As part of this agreement, Auvi-Q royalties and a portion of EVZIO net sales are deposited into bank accounts of a wholly-owned subsidiary of the Company. Funds held in these accounts are controlled by the trustee and are used to satisfy interest and principal payments subject to quarterly maximum caps as well as trustee expenses. Any funds in excess of the respective quarterly cap are sent to accounts of the Company on a quarterly basis free of restrictions. Any funds maintained in bank accounts controlled by the trustee on behalf of the Company are classified as restricted cash. Changes in the account balances of restricted cash are reported in the financing activities section of the consolidated statements of cash flows.

Short-Term Investments

The Company invests in marketable securities in accordance with its investment policy. The Company’s short-term investments consist of brokered certificate of deposits which were classified as available-for-sale investments. The Company limits the amount of credit exposure to any one financial institution or corporate issuer. The primary objectives of the Company’s investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The Company’s investment policy specifies credit quality standards for its investments. The maximum allowable duration of a single issue is one year. The Company’s investment portfolio is subject to interest rate risk, although limited given the nature of the investments, and will fluctuate in value in the event of a change in market interest rates. The Company does not hedge its interest rate risks, as it believes reasonably possible near-term changes in interest rates would not materially affect the Company’s results of operations, financial position or cash flows.

The Company carries available-for-sale securities at fair value, with the unrealized gains and losses, if any, reported in a separate component of shareholders’ equity classified as accumulated other comprehensive income (loss). If the Company deems the decline in value to be other-than-temporary and it intends to sell such securities before their full cost can be recovered, the Company writes down such securities to fair value and records a realized loss to other income. The Company uses significant judgment in the determination of when an other-than-temporary decline in value has occurred. The Company evaluates its short-term investments for other-than-temporary declines based on quantitative and qualitative factors. Credit losses are identified where the Company does not expect to receive cash flows sufficient to recover the amortized cost basis of a security. As of December 31, 2014, none of its investments had an other-than-temporary decline in valuation, and no other-than-temporary losses were recognized during the periods ended December 31, 2014, 2013 and 2012. The Company bases the cost of securities sold on the specific identification method. The Company includes realized gains and losses, if any, in other income in the accompanying consolidated statements of operations.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company maintains deposit accounts in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held. Additionally, the Company has established guidelines regarding investment instruments and their maturities, which are designed to preserve principal and maintain liquidity.

Based on the Company’s operations at December 31, 2014, the primary sources of revenue and accounts receivable applicable to the Company are derived from the license and development agreement with Sanofi for the epinephrine auto-injector and revenues from EVZIO net sales (see Notes 1 and 3). The Company continues to develop additional products for other targeted therapeutic areas (see Note 1).

The Company’s production and assembly operations are outsourced to third-party suppliers including certain located internationally. The Company owns equipment at these third-party suppliers, including $2.9 million of net property and equipment located outside the United States. A failure to perform by these third-party suppliers could significantly impact the Company’s operations.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash, receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate their fair values due to their short maturities. Short-term investments (see Note 4) are classified as Level 1, 2 or 3 within the fair value hierarchy, as described in the accounting standards for fair value measurement as follows:

Level 1 - these valuations are based on a market approach using quoted prices in active markets for identical assets. Valuations of these products do not require a significant degree of judgment.

Level 2 - these valuations are based on a market approach using quoted prices obtained from brokers or dealers for similar securities or for securities for which the Company has limited visibility into their trading volumes. Valuations of these financial instruments do not require a significant degree of judgment.

Level 3 - these valuations are based on an income approach using certain inputs that are unobservable and are significant to the overall fair value measurement. Valuations of these products require a significant degree of judgment.

Accounts Receivable

Accounts receivable are reported in the consolidated balance sheets at outstanding amounts, less an allowance for doubtful accounts. The Company’s accounts receivable are recorded on gross product sales, net of estimated other allowances such as temporary discounts, prompt pay discounts, product returns, wholesaler fees and chargebacks, as described in the accounting policy for revenue recognition. At December 31, 2014, these other allowances exceeded the gross product sales accounts receivable by $213,790 and that net amount was recorded in accrued expenses on the consolidated balance sheet.

The Company extends credit without requiring collateral. The Company evaluates the collectability of accounts receivable on a regular basis and writes off uncollectible receivables when the likelihood of collection is remote. An allowance for uncollectible receivables is based upon various factors including the financial condition and payment history of customers, an overall review of collections experience on other accounts, and economic factors or events expected to affect future collections. No accounts were written off during the years ended December 31, 2014 and 2013. No allowance for uncollectible receivables was recorded at December 31, 2014 or 2013.

Inventory

Inventory cost, which includes amounts related to materials, labor, depreciation and production overhead, is determined in a manner that approximates the first-in, first-out method. Certain components of the Company’s products are provided by a limited number of vendors, and the Company’s production and assembly operations are outsourced to third-party suppliers where substantially all of the Company’s inventory is located.

Inventory is evaluated for impairment by consideration of factors such as lower of cost or market, net realizable value, obsolescence or expiry. The Company’s inventories have carrying values that do not exceed market cost nor do they exceed net realizable value. The Company evaluates its expiry risk by evaluating current and future product demand relative to product shelf life. The Company regularly reviews its inventories for impairment and reserves are established when necessary.

Property and Equipment

Property and equipment includes costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the consolidated statements of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method for financial statement purposes and on the modified accelerated cost recovery method for income tax purposes.

The estimated useful lives for property and equipment are as follows:

Furniture and equipment	3-5 years
Manufacturing equipment	5 years
Leasehold improvements	3-7 years

Accounting for the Impairment of Long-Lived Assets

The Company reviews long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future undiscounted cash flows are less than the carrying amount. If the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized and such loss is computed based on the estimated fair value of the asset, generally determined on a discounted cash flow basis. For the periods ended December 31, 2014, 2013 and 2012, respectively, no impairment losses were recorded.

Patents

As a result of the Company’s research and development efforts, the Company has obtained, applied for, or is applying for, a number of patents to protect proprietary technology and inventions. The Company capitalizes direct and incremental costs paid to third parties to create or protect patents. Patents are carried at cost less accumulated amortization which is calculated on a straight-line basis over the remaining life of the patent class which approximates its remaining useful life.

Accrued Expenses

As part of the process of preparing consolidated financial statements, management is required to estimate accrued expenses. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for such service where the Company has not been invoiced or otherwise notified of the actual cost. Examples of estimated accrued expenses include, but are not limited to, professional service fees; contract clinical service fees; fees for the development, manufacture and supply of the Company’s products which includes: (i) long-term supply agreements with third-party manufacturers, (ii) research and development fees (including those related to clinical trials) for new and existing products, (iii)  capital expenditures (including assembly lines for components and final products); services for a contract sales organization for commercial activities; and fees paid to third party data collection organizations and investigators in conjunction with clinical trials.

In connection with such fees, management’s estimates are most affected by its projections of the timing of services provided relative to the actual level of services incurred by such service providers. The majority of the Company’s service providers invoice monthly in arrears for services performed. In the event that management does not identify certain costs that have begun to be incurred, or under or over estimates the level of services performed, or the costs of such services, actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these judgments based upon the facts and circumstances known to it and accrues for such costs in accordance with GAAP as of each balance sheet date in the consolidated financial statements.

Research and Development Expenses

For each of the Company’s research and development (“R&D”) programs, the Company incurs both external and internal expenses. External R&D expenses include costs related to clinical and non-clinical activities performed by contract research organizations, consulting fees, laboratory services, purchases of drug product materials and third-party manufacturing development costs. Internal R&D expenses include employee-related expenses, occupancy costs, depreciation and general overhead. All costs associated with research and development are expensed as incurred.

Revenue Recognition

Based on the Company’s operations and license agreement, the primary sources of revenue applicable to the Company include net sales of commercial products, upfront license payments, milestone payments and royalties on product sales. Revenue arrangements with multiple deliverables are reviewed to determine the appropriate method of revenue recognition taking into consideration a number of factors, including whether the various elements can be considered separate units of accounting, whether there is objective and reliable evidence of fair value for these elements, and whether there is a separate earnings process associated with a particular element of an agreement. Specifically, the Company accounts for each of these items as follows:

•
Product Sales - The Company generally sells its commercial products to wholesale distributors, its principal customer. Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs on delivery to the customer. The Company’s product revenues consist of U.S. sales of EVZIO and are recognized once it meets all four revenue recognition criteria: persuasive evidence of an arrangement exists, delivery of products has occurred, collectability is reasonably assured, and amounts payable are fixed or determinable.

•
Product Sales Allowances - The Company recognizes product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on amounts owed or to be claimed on the related sales. These estimates take into consideration the terms of the Company’s agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product, and specific known market events, such as competitive pricing and new product introductions. If actual future results vary from the Company’s estimates, the Company may need to adjust these estimates, which could have a material effect on product sales and earnings in the period of adjustment.

The Company’s product sales allowances include:

◦
Temporary Discounts - The Company offered certain discounts in connection with the launch and commercial availability of EVZIO in July 2014. These temporary discounts include off-invoice discounts to partners for purchases of EVZIO.

◦
Prompt Pay Discounts - The Company generally offers cash discounts to its customers, typically a percentage of the sales price, as an incentive for prompt payment. Based on the Company’s experience, it expects the customers to comply with the payment terms to earn the cash discount. The discount is typically reflected as a reduction to the cash payment made by the customer.

◦	Product Returns - Under certain conditions, the Company allows customers to return product for credit.

◦
Wholesaler Fees - The Company offers contractually determined fees to certain wholesale distributors that purchase directly from the Company. These fees are paid on a monthly or quarterly basis on a lag after the product is shipped to the customer.

◦
Chargebacks - The Company provides discounts to authorized users of the Federal Supply Schedule (FSS), Public Health Services (PHS) and certain other entities. These entities purchase products from the wholesale distributors at a discounted price, and the wholesale distributors then charge back to the Company the difference between the current retail price and the discounted price the entities paid for the product. Sales related to FSS contracts also incur an Industrial Funding Fee that the Company estimates based on estimated FSS sales.

◦
Managed Care Rebates - The Company offers discounts under contracts with certain managed care providers, including Medicare Part D plan sponsors, who do not purchase directly from the Company. The Company generally pays managed care rebates on a monthly or quarterly basis on a lag after the prescriptions subject to the rebate are filled.

◦
Medicaid Rebates - The Company participates in Medicaid rebate programs, which provide assistance to certain patients based on each individual state's guidelines regarding eligibility and services. Under the Medicaid rebate programs, the Company pays a rebate to each program within a participating state, generally 45 days after the end of a calendar quarter.

◦
Tricare - Tricare is a prescription drug benefit for military personnel, retirees and their dependents.  The Company provides refunds to the Defense Health Agency (DHA) based on utilization reports prepared by DHA.  The Company generally pays Tricare refunds 60 days after the end of a calendar quarter.

◦	Medicare Part D Coverage Gap Payments - The Company participates in the Medicare Part D Coverage Gap Discount Program under which the Company provides payments on prescriptions that fall within the "donut hole" coverage gap. The Company generally pays Medicare Part D Coverage Gap payments 60 days after the end of a calendar quarter.

◦
Patient Discount Programs - The Company offers patient discount co-pay assistance programs in which patients receive certain discounts off their prescription. The discounts, initially paid by a third party vendor, are reimbursed by the Company approximately one month after the prescriptions subject to the discount are filled.

The Company’s estimates related to the above gross-to-net sales adjustments require a high degree of judgment and are subject to material changes based on its experience and certain quantitative and qualitative factors.

•
Upfront, licensing-type fees.  Upfront, licensing-type payments are assessed to determine whether or not the licensee is able to obtain any stand-alone value from the license. Where this is not the case, the Company does not consider the license deliverable to be a separate unit of accounting, and the revenue is deferred with revenue recognition for the license fee being assessed in conjunction with the other deliverables that constitute the combined unit of accounting.

•
Milestone payments.  Milestone payments are assessed on an individual basis and revenue is recognized from these milestone payments when earned provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination, or progress towards the culmination, of an earnings process and (iii) the milestone payment is non-refundable. Where separate milestones do not meet these criteria, the Company would default to a performance-based model, with revenue recognition following delivery of effort as compared to an estimate of total expected effort.

•
Royalties. The Company recognizes revenue from royalties based on licensees’ sales of products or services using the Company’s licensed products under the respective licensing agreement. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reasonably estimated and collectability is reasonably assured. If the collectability of a royalty amount is not reasonably assured, royalties are recognized as revenue when the cash is received.

•
Combined units of accounting. Where there are multiple deliverables combined as a single unit of accounting, revenues are deferred and recognized over the period during which the Company remains obligated to perform services or deliver product. The specific methodology for the recognition of the revenue (e.g., straight-line or according to specific performance criteria) is determined on a case-by-case basis according to the facts and circumstances applicable to a given contract.

Payments received in excess of revenues recognized are recorded as deferred revenue until such time as the revenue recognition criteria have been met.

Product shipping and handling costs are included in cost of goods sold.

Share-Based Compensation

The Company measures the share-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, if any, which generally is the vesting period. Fair value is determined based on a valuation performed by an independent third party firm to establish the exercise price for equity awards at the time of the grant. The Company uses the Black-Scholes formula to value the shares or options awarded.

Income Taxes

The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which the Company operates. This process involves the Company estimating its current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company’s consolidated balance sheet (see Note 9).

In order for the Company to record the benefit of a tax position in its financial statements, it must determine that it is more likely than not that the position will be sustained, based on the technical merits of the position, if the taxing authority examines the position and the dispute is litigated. The determination is made on the basis of all the facts, circumstances and information available as of the reporting date. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2014.

The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If it is not considered “more likely than not” that the Company will recover its deferred tax assets, the Company will increase its provision for taxes by recording a valuation allowance against the deferred tax assets that the Company estimates may not ultimately be recoverable.

Tax years ending on or after December 31, 2011 remain subject to examination by federal and state tax authorities, with the exception that the Company’s federal tax return for the year ended December 31, 2011 was audited in 2012. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. To date, there have been de minimis interest or penalties charged to the Company in relation to the underpayment of income taxes.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

Reclassifications

Certain amounts reported in prior periods have been reclassified to conform to the current year presentation.

Subsequent Events

The Company evaluated all subsequent events through February 11, 2015, the date the consolidated financial statements were available to be issued.

3.     Licensing Agreement

In 2009, the Company entered into a license and development agreement granting Sanofi exclusive rights to develop and commercialize a novel epinephrine auto-injector in North America (License Agreement) utilizing certain of the Company’s intellectual property. In exchange for these rights, the Company received a non-refundable upfront payment of $25 million and eligibility to receive development and commercialization milestones of up to $205 million as well as double digit tiered royalties on the net sales of the epinephrine auto-injector commercialized under the License Agreement in the defined field of use and territory. In addition to the non-refundable upfront payment, the Company has also received non-refundable milestones totaling $53.2 million and earned royalties of $34.4 million cumulatively through December 31, 2014. The Company recognized $19.1 million, $15.3 million and zero in royalties for the years ended December 31, 2014, 2013 and 2012, respectively. The Company remains eligible to receive additional non-refundable milestone payments of up to $150 million, as well as continued double digit tiered royalties on the net sales of the epinephrine auto-injector products. Royalties are payable to the Company on a quarterly basis in the quarter after such royalty is earned. Under the License Agreement, the Company had responsibility for development and regulatory approval, while Sanofi has responsibility for manufacturing and commercialization. The Company also retained certain co-promotion rights in the territory.

4.    Investments

The Company holds certain investments that are required to be measured at fair value on a recurring basis. The following tables present the Company's fair value hierarchy for these financial assets:

	December 31, 2014
	Total	Level 1	Level 2	Level 3

Cash and Cash Equivalents	$96,348,056	$96,348,056	$—	$—
Restricted Cash	14,498,442	14,498,442	—	—
Short-Term Investments	21,241,038	—	21,241,038	—

Total Cash, Cash Equivalents, Restricted Cash & Short-Term Investments	$132,087,536	$110,846,498	$21,241,038	$—

	December 31, 2013
	Total	Level 1	Level 2	Level 3

Cash and Cash Equivalents	$33,560,082	$33,560,082	$—	$—
Restricted Cash	—	—	—	—
Short-Term Investments	—	—	—	—

Total Cash, Cash Equivalents, Restricted Cash & Short-Term Investments	$33,560,082	$33,560,082	$—	$—

Cash and cash equivalents consist of balances held in checking and savings accounts as well as money market funds and are classified as Level 1 within the fair value hierarchy. Short-term investments consist of certificates of deposits, the fair value of which is derived from various sources and pricing matrices, and are classified as Level 2 within the fair value hierarchy. All short-term investments have a maturity of less than one year.

The Company considers its short-term investments to be "available for sale" and accordingly classifies them as current, as the Company can sell these investments at any time at its option. Related unrealized gains and losses are recorded as a component of accumulated other comprehensive income (loss) in the shareholders’ equity section of the accompanying consolidated balance sheet. The Company purchased $21.2 million and zero of short-term investments for the years ended December 31, 2014 and 2013, respectively. The amount of gross unrealized gain (loss) on short-term investments amounted to $(8,960) and zero for the years ended December 31, 2014 and 2013, respectively.

5.     Inventory and Cost of Goods Sold

The components of inventory consisted of the following as of December 31:

	2014	2013

Finished Goods	$4,987,959	$—
Semi-Finished Goods	3,453,700	—
Raw Materials	3,116,671	—
Inventory Reserve	(2,981,813)	—
	$8,576,517	$—

The Company began capitalizing EVZIO inventory as of the FDA approval date in April 2014. Prior to that time, the costs associated with producing EVZIO were expensed as research and development expense in the period manufactured, and accordingly are not reflected in the inventory balances shown above nor in cost of goods sold. In addition, the Company recorded a $3.0 million inventory obsolescence reserve expense to cost of goods sold for the year ended December 31, 2014, due to its evaluation of current and future product demand relative to product shelf life.

6.     Property and Equipment

Property and equipment consisted of the following as of December 31:

	2014	2013

Furniture and equipment	$287,880	$191,255
Manufacturing equipment	13,404,410	6,449,555
Leasehold improvements	130,651	130,651
Construction in progress	484,303	5,073,840
	14,307,244	11,845,301
Less – accumulated depreciation and amortization	(3,483,436)	(1,286,300)

	$10,823,808	$10,559,001

During 2014, the Company placed into service certain manufacturing and assembly line equipment which had previously been included in construction in progress.

7.    Patents

Patents consisted of the following as of December 31:

	2014	2013

Patents	$3,874,588	$3,382,624
Less – accumulated amortization	(1,172,905)	(949,936)

	$2,701,683	$2,432,688

Based on the net patent balance at December 31, 2014, the amortization expense for each of the next five years is estimated to be $239,900.

8.	Debt

As part of its overall strategy, the Company evaluates its capital strategy and seeks options to raise capital at appropriate times in a manner that would not be dilutive to shareholders such as would occur if additional equity capital was raised. Accordingly, the Company obtained debt capital as described below principally to support the commercialization of EVZIO and invest in the development of pipeline products.

PDL Debt

On April 1, 2014, the Company, through its subsidiary, entered into a note purchase agreement (Note Agreement) with PDL BioPharma, Inc. (PDL). To support the debt financing arrangement, the Company formed a wholly-owned subsidiary, Accel 300, LLC (Accel). Under the terms of the Note Agreement, Accel borrowed $150 million at an interest rate of 13% with a maturity date of June 1, 2029 and issued to PDL a promissory note evidencing the loan. Accel concurrently entered into a Purchase and Sale agreement with the Company for future royalty payments. The note is secured by royalty payments received by the Company on its first product (Auvi-Q in the U.S. and Allerject in Canada) and a portion of the net sales on its second product (EVZIO) (collectively, the “Revenue Interests”). Once the note is repaid, the Company will resume retaining 100% of all product royalties and net sales.

The Company is obligated to make quarterly payments under the provisions of the note subject to certain capped quarterly payment limits. The Company is required to pay interest on the outstanding principal balance each quarter. The principal balance of the note is repaid to the extent that the Revenue Interests exceed the quarterly interest payment, as limited by the respective quarterly payment cap. There are no minimum principal payments required prior to final maturity of the note and the note does not contain a principal amortization schedule. The principal payments will be dependent upon the timing and amount of Revenue Interests over the term of the note. Therefore, the Company has reported all of the debt as long-term until such time as the Company has available information or commitments supporting the timing of principal payments based on the level of Revenue Interests. While there are no scheduled principal payments, if the Revenue Interests exceed the specified quarterly interest amounts as anticipated based on market projections, the Company anticipates making principal payments and repaying the note prior to its scheduled maturity. The Company made $529,167 in principal payments during the year ended December 31, 2014.

At closing, certain bank accounts were established by Accel with a trustee to service the note, including an interest reserve account in which $20 million of the proceeds from the loan was deposited. The funds in the interest reserve account will be used to satisfy the repayment of interest on the note over its term if there is a shortfall from the Revenue Interests described above, and such funds are not required to be replenished once used. Any funds maintained in the bank accounts controlled by the trustee are classified as restricted cash on the consolidated balance sheets and are legally not immediately available to the Company (see Note 2). The initial $20 million deposited in the interest reserve account is reported in the financing activities section of the consolidated statements of cash flows as a reduction to the $150 million of gross proceeds received from issuing the debt since those funds are restricted as to use. Subsequent changes in the balance of the interest reserve account and other bank accounts controlled by the trustee are also reflected in the financing activities section of the consolidated statements of cash flows as changes in restricted cash. As of December 31, 2014, there was $14.5 million in the interest reserve account.

The note specifies certain reporting requirements to PDL and contains covenants for the Company and its subsidiary. The Company may not assign, pledge or sell its rights to royalty streams already pledged for the service of the PDL note. The Company pledged to the trustee as security for the note all of its equity ownership in Accel. Accel may not issue additional debt or equity interests or engage in any business other than collecting and remitting royalty payments for Auvi-Q/Allerject and receiving and remitting a portion of the net sales of EVZIO and must maintain a separate legal existence. The Company and its subsidiary were in compliance with the covenants under the Note Agreement as of December 31, 2014.

The Company may prepay the note subject to certain prepayment charges which decline over the term of the note. The Company also incurred certain debt issuance costs related to the Note Agreement of $3.4 million which were recorded on the consolidated balance sheet in long-term assets and are being expensed to interest expense over the period the note is outstanding. The Company believes the carrying amount of the note at December 31, 2014 of $149.5 million represents the approximate fair value of the outstanding debt as of such date.

Hercules Debt

In May 2012, the Company entered into a Loan and Security Agreement (Loan Agreement) with Hercules Technology Growth Capital, Inc. (Hercules). Under the terms of the Loan Agreement, the Company borrowed $15 million at an interest rate of 11.0%, and issued to Hercules a secured term promissory note evidencing the loan. The term loan’s original maturity date was June 1, 2016, however on April 1, 2014, the Company repaid the loan.

In connection with the repayment of the loan, the Company was obligated to pay an end of term charge of $0.9 million and a prepayment charge of $0.3 million, both of which were recorded to interest expense in 2014. The Company incurred certain debt issuance costs related to the Loan Agreement of $0.2 million which were previously recorded on the consolidated balance sheet in other long-term assets and were fully recorded to interest expense over the term of the loan.

In conjunction with the loan, the Company issued to Hercules a warrant to purchase preferred stock of the Company. The warrant is currently exercisable for 82,500 shares of Series B Preferred Stock with an exercise price of $5.00 per share. The warrant is immediately exercisable, survives the payoff of the loan and expires at the earlier of (i) ten years after the date of issuance (expiration in May 2022), or (ii) 5 years after the Company’s initial public offering, if applicable. If the Company is acquired, the warrant will terminate upon the acquisition subject to certain conditions and levels of cash consideration. Under certain conditions, if the Company has a future round of equity financing, the warrant could be modified to represent the right to purchase certain shares of the future preferred stock class.

The Company estimated the fair value of the warrant using the Black-Scholes option valuation model with the following assumptions: expected term of ten years, a risk-free interest rate of 1.77%, and an expected volatility of 60%. The Company applied the relative fair value method to allocate the $15 million proceeds received under the Loan Agreement between the loan and warrant. The carrying amount assigned to the loan was $14.6 million and was recorded as long term debt on the Company’s consolidated balance sheet. The initial fair value allocated to the warrant of $0.4 million was originally recorded as a debt discount to the loan and consequently a reduction to the carrying value of the $15 million par value loan and this debt discount was amortized as additional interest expense over the term of the loan ending with repayment.

The fair value allocated to the warrant is recorded as a liability in other long-term liabilities on the Company’s consolidated balance sheet since a warrant to acquire redeemable equity which is puttable at the option of the holder must be reported as a liability. Over the term of the warrant, changes in the fair value of the warrant liability will result in increases or decreases in interest expense. The Company recognized approximately $0.1 million and $0.2 million in additional interest expense during the years ended December 31, 2014 and 2013, respectively, reflecting the increase in the warrant liability from a computed increase in fair value. The liability related to the warrant reflected in other long-term liabilities was $0.7 million and $0.6 million at December 31, 2014 and 2013, respectively.

Subsequent to the Hercules loan payoff, the warrant remains outstanding and exercisable at December 31, 2014.

Future Principal Payments

Future contractual principal payments under the Company’s debt obligations as of December 31, 2014, were as follows:

Year	Principal Due
2015	$—
2016	—
2017	—
2018	—
2019	—
Thereafter	149,470,833
Total	$149,470,833

While there are no scheduled principal payments prior to final maturity as reflected in the table above, if the Revenue Interests exceed the specified quarterly interest amounts as anticipated based on market projections, the Company anticipates making principal payments and repaying the note prior to its scheduled maturity.

Interest Expense & Capitalized Interest

The amount of interest expense reflected on the consolidated statements of operations related to the respective debt includes the stated interest rate on the debt as well as amounts which were being recorded in interest expense over the term of the debt for debt issuance costs, end of term fees, prepayment charges, changes in the fair value of liabilities for warrants issued in connection with debt as described above, and any discount recorded on the loan in the computation of its fair value.

The amount of interest cost incurred during the years ended December 31, 2014, 2013 and 2012 totaled $16.8 million, $2.3 million and $1.3 million, respectively, of which $0.3 million, $0.7 million and $0.1 million, respectively was capitalized.

9.	Income Taxes

The components of income tax expense (benefit) for the respective years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Current income taxes:
Federal	$(5,443,928)	$(2,596,915)	$8,205,979
State	(979,948)	(180,379)	1,220,843
Total	(6,423,876)	(2,777,294)	9,426,822

Deferred income taxes:
Federal	(1,539,042)	1,122,404	175,854
State	(137,389)	69,333	39,465
Total	(1,676,431)	1,191,737	215,319

Total income tax expense (benefit)	$(8,100,307)	$(1,585,557)	$9,642,141

The following is a reconciliation between the U.S. federal statutory income tax rate and the effective income tax rate on a year-to-date basis as of:

	2014	2013	2012
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.5	3.5	3.3
Federal tax credits	0.3	15.8	-
Valuation allowance	(11.9)	-	-
Other, principally share-based compensation and warrants	(0.8)	(6.6)	0.1
Effective income tax rate	26.1%	47.7%	38.4%

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which, among other things, reinstated retroactively to January 1, 2012 the research tax credit for qualified research as stated in Section 41 of the Internal Revenue Code. Since GAAP accounting and financial reporting requires the effects of tax law changes to be recognized in the period in which the new legislation is enacted, the Company recorded a research credit related to operations for the year ended December 31, 2012 of $0.3 million for GAAP purposes in the year ended December 31, 2013; however, the research tax credit was recognized in the Company’s 2012 income tax return.

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities as of December 31 are below:

	2014	2013
Deferred tax assets
Net operating losses (NOL)	$3,851,344	$—
Inventory adjustments	1,908,532	—
Other	723,103	288,044
Valuation allowance	(3,713,525)	—
Net deferred tax asset	2,769,454	288,044

Deferred tax liabilities
Property and equipment, primarily depreciation	(2,533,525)	(1,889,411)
Other	(235,929)	(75,064)
Total deferred tax liability	(2,769,454)	(1,964,475)
Net deferred tax asset (liability)	$—	$(1,676,431)

The Company has a Federal NOL carryforward of $9.8 million as of December 31, 2014, which is subject to annual limitations and will be available through 2034. The Company recognized a valuation allowance of $3.7 million for the year ended December 31, 2014.

10.	Commitments and Contingencies

The following table sets forth a summary of the Company’s estimated contractual cash obligations as of December 31, 2014. Certain of these contractual obligations are reflected on the consolidated balance sheet, while others are disclosed as future obligations in accordance with GAAP. This table does not include amounts already recorded on the consolidated balance sheet as current liabilities at December 31, 2014. The Company has other long-term liabilities reflected on the consolidated balance sheet, including deferred income taxes and deferred compensation. The payment obligations associated with these liabilities are not reflected in the table below due to the absence of scheduled maturities. In addition, the table below does not reflect amounts associated with the Company’s outstanding debt (see Note 8) and potential redemption obligations related to the redeemable preferred stock (see Note 12). Accordingly, this table is not meant to represent a forecast of total cash expenditures for any of the periods presented.

	Payments Due by Period (undiscounted)
		Less than	1 to 3	3 to 5	After
	Total	1 Year	Years	Years	5 Years
Operating leases (1)	$1,224,600	$190,100	$395,600	$419,600	$219,300
Purchase and other obligations (2)	44,575,700	18,093,200	20,008,300	6,474,200	—

(1)
The Company leases property and equipment for use in its operations. The Company has a lease agreement for approximately 10,000 square feet of office space in Richmond, Virginia with an initial term through December 31, 2020; however, the lease also provides for early termination on March 31, 2018 provided that the Company gives the required notice, pays defined early termination fees, and meets certain other requirements. In addition to rent, the lease requires the Company to pay additional amounts for taxes, insurance, maintenance and other customary operating expenses.

	2015	2016	2017	2018	2019	Beyond 2019
Future Minimum Lease Payments	$190,100	$194,900	$200,700	$206,700	$212,900	$219,300

Rent expense incurred for the years ended December 31, 2014, 2013 and 2012 for the lease totaled approximately $185,000, $157,000 and $111,100 respectively, which includes an early termination expense for a prior lease in 2013. Approximately $114,000 and $38,000 was included in liabilities on the balance sheets as deferred rent at December 31, 2014 and 2013, respectively.

(2)
Purchase and other obligations relate primarily to agreements for the development, manufacture and supply of the Company’s products which includes: (i)  long-term supply agreements with third-party manufacturers, which are based on firm commitments for the purchase of production capacity; (ii) research and development commitments (including those related to clinical trials) for new and existing products; (iii) capital expenditures (including assembly lines for components and final products); and (iv) open purchase orders for the acquisition of goods and services in the ordinary course of business, including amounts in connection with services for a contract sales organization for commercial activities. The Company’s contracts include termination provisions that allow the Company to end the agreements early; however, the table above reflects amounts for the full term of each contract.

Employee Agreements

The Company has entered into various employment agreements with its management team that generally provide for certain terms, including among other things, certain levels of compensation, bonuses, benefits, severance pay, equity awards, options to purchase common shares and covenants not to compete and that extend for various periods of time subject to earlier termination or renewal per the agreements. In addition, the Company entered into deferred compensation agreements in 2006 with certain then current officers of the Company. The deferred compensation payable represents unfunded, nonqualified deferred compensation for services rendered by the officers prior to July 21, 2006. The deferred compensation liability will be payable upon a change in control, as defined in the deferred compensation agreements.

Indemnification of Officers and Directors

The Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The Company has a director and officer insurance policy that limits its exposure and may enable it to recover some or all of any future amounts paid.

Contingencies

From time to time, the Company may be involved in claims and other legal matters arising in the ordinary course of business, including patent litigation, product liability, and commercial litigation.  At December 31, 2014, management was not aware of any matters, individually or in the aggregate, that were expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

11.    Defined Contribution Retirement Plan

The Company has a 401(k) defined contribution plan which permits eligible employees to voluntarily contribute a portion of their compensation up to limits established by the Internal Revenue Service. The plan permits the Company to make discretionary contributions; however, the Company has made no employer contributions to the plan to date.

12.	Redeemable Preferred Stock

Certain key rights and terms of each class of redeemable preferred stock are outlined below followed by information related to the required Securities and Exchange Commission (SEC) classification of these securities. See Note 13 for additional information regarding the rights of shareholders and provisions that relate to the redeemable preferred stock. The terms that have been capitalized below are defined in the Articles of Incorporation of kaleo, Inc.

Redeemable & Convertible Preferred Stock Series (1) (2)	Original Issue Price	Accrued Cumulative Dividends Rate (per annum)		Redemption Percentage (3)	Conversion Percentage (4)	Accrued Dividends (5)
						December 31,
						2014	2013
B/B-1 (6)	$2.62293	6%		80.00%	65.0%	$1,825,815	$1,521,651
A-3/A-4 (7)	$2.16579	6%	>	50.00%	65.0%	3,566,015	3,079,872
A-2 (8)	$1.11241	6%		66.67%	65.0%	1,517,514	1,332,278
						$6,909,344	$5,933,801

(1)
Effective December 3, 2013, the Company completed a reincorporation from Delaware into Virginia and changed its name from Intelliject, Inc. to kaleo, Inc. The Virginia corporation was deemed to be the same entity as the Delaware corporation that existed prior to the reincorporation; there were no changes to the capitalization, business, assets or liabilities of the Company.

(2)
At the option of the holder, the holder’s Preferred may be converted at any time into shares of Common on a one for one basis adjusted for any stock dividends, splits, and recapitalizations. No share of Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise may be reissued.

(3)
At any time on or after January 1, 2013 but prior to January 1, 2016, the holders of at least the percentage noted of the then outstanding shares of each series of Preferred shall have the right to cause the Company to purchase and redeem all, but not less than all, of the Preferred in three equal installments for a per share purchase price equal to the Original Issue Price plus accrued dividends. The Series A-3/A-4 Preferred may not be redeemed prior to redemption of the Series B/B-1 Preferred without the prior written consent of at least 80% of the then outstanding shares of Series B/B-1 Preferred. The Series A-2 Preferred may not be redeemed prior to redemption of the Series B/B-1 and Series A-3/A-4 Preferred without the prior written consent of at least 80% of the then outstanding shares of Series B/B-1 Preferred and greater than 50% of the then outstanding shares of Series A-3/A-4 Preferred, respectively.

(4)
All outstanding shares of Series B/B-1, A-3/A-4, and A-2 Preferred will automatically convert into Common at the then applicable conversion price (i) if holders of the percentage noted of the outstanding shares of Series B/B-1, A-3/A-4 and A-2 Preferred voting together as a single class elect to effect such conversion or (ii) upon the closing of a firmly underwritten public offering under the Securities Act of 1933, as amended, subject to certain requirements.

(5)
The accrued dividends reflected in the table above have been recorded in shareholders’ equity as charges to retained earnings, but not paid. The amount reported on the consolidated balance sheet for each of these series of Preferred represents the proceeds from the original issuance of the applicable series of Preferred plus the amount of accrued but unpaid cumulative dividends since such issuance, which equals the redemption amount.

(6)
Subject to certain exceptions, if the Company issues or sells additional shares of Common or Common deemed to be issued for an effective price less than the then effective Series B Preferred Conversion Price, the then existing Series B Preferred Conversion Price shall be reduced based on a weighted average formula. In the event any holder of shares of Series B Preferred does not participate in a financing triggering a reduction in the Series B Preferred Conversion Price, then each share of Series B Preferred shall automatically be converted into one share of Series B-1 Preferred and the Series B-1 Preferred Conversion Price shall not be reduced. No Series B-1 Preferred Stock has been issued.

(7)
Subject to certain exceptions, if the Company issues or sells additional shares of Common or Common deemed to be issued for an effective price less than the then effective Series A-3 Preferred Conversion Price, the then existing Series A-3 Preferred Conversion Price shall be reduced based on a weighted average formula. If any holder of shares of Series A-3 Preferred does not participate in a financing triggering a reduction in the Series A-3 Preferred Conversion Price, then each share of Series A-3 Preferred held by such holder shall automatically be converted into a share of Series A-4 Preferred and the Series A-4 Preferred Conversion Price shall not be reduced. No Series A-4 Preferred Stock has been issued.

(8)	The Series A-2 Preferred has no price based anti-dilution rights.

Required SEC Classification

The Company is subject to certain additional financial reporting requirements as a result of the reporting requirements of one of the Company’s publicly-traded shareholders in connection with that shareholder’s investment in the Company. The Company’s consolidated financial statements must be included as an exhibit to the shareholder’s financial statements filed with the SEC pursuant to Rule 3-09 of Regulation S-X, which requires the Company to report certain amounts in its consolidated financial statements in accordance with SEC rules that differ in form and content from that otherwise required of private companies that comply with GAAP, including the classification of the Company’s redeemable preferred stock on the consolidated balance sheet.

The Company’s redeemable preferred stock contains provisions which give the holders of those securities the right to cause the Company to purchase and redeem such securities for cash under certain circumstances at the Original Issue Price plus accrued dividends as described above. Therefore, these securities are redeemable, or puttable to the Company, at the option of the holders and outside the control of the Company during the defined time period of January 1, 2013 to December 31, 2015.

Since the SEC has specific guidance related to the classification of redeemable equity securities which contain redemption provisions that are outside the control of the Company, the Company must distinguish such redeemable preferred stock from permanent equity and report these securities on the face of the consolidated balance sheet in the mezzanine section between liabilities and shareholders’ equity without regard to any assessment by management as to the likelihood of such redemption feature ever being exercised. As such, solely due to the SEC reporting requirements noted above, the amounts have been reported in the mezzanine section of the consolidated balance sheet.

The changes in the balance for each series of redeemable preferred stock are presented in the chart below.

Redeemable Preferred Stock	Series B Preferred Stock	Series A-3 Preferred Stock	Series A-2 Preferred Stock	Total Redeemable Preferred Stock
Balance at December 31, 2011	$5,912,462	$10,097,692	$4,006,292	$20,016,446
Dividends accrued	304,997	487,476	185,744	978,217
Balance at December 31, 2012	6,217,459	10,585,168	4,192,036	20,994,663
Dividends accrued	304,163	486,144	185,237	975,544
Balance at December 31, 2013	6,521,622	11,071,312	4,377,273	21,970,207
Dividends accrued	304,164	486,143	185,236	975,543
Balance at December 31, 2014	$6,825,786	$11,557,455	$4,562,509	$22,945,750

13. Shareholders’ Equity and Rights of Shareholders

Under the terms of the Company’s stock incentive plan, as amended, the maximum aggregate number of Common Stock shares that may be granted under the plan is 3,306,000 shares. At December 31, 2014, those shares were designated as follows: outstanding options and warrants granted to purchase a total of 1,578,215 shares of Common Stock and shares available for future issuance totaling 172,766 shares of Common Stock. At December 31, 2014, a total of 1,555,019 options and warrants had been exercised.

See Note 12 for additional information about the terms and rights of redeemable preferred stock, as well as its classification on the consolidated balance sheet. The rights and terms of each class of non-redeemable preferred stock are outlined below. The terms that have been capitalized below are defined in the Articles of Incorporation of kaleo, Inc.

Series A-1 Preferred Stock

Series A-1 Preferred Stock will not be entitled to any dividends under any circumstances. In addition, so long as any shares of Series B/B-1 Preferred, Series A-3/A-4 Preferred, or Series A-2 Preferred are outstanding, the Company shall not make any distribution on or redeem the Series A-1 Preferred Stock, except in certain limited circumstances as described in the Articles of Incorporation. Shares of Series A-1 Preferred are not convertible into any other shares of stock. The Company shall have the right, the Series A-1 Call Right, to purchase all of the Series A-1 Preferred Shares in one installment for a per share purchase price equal to two times the Series A-1 Original Issue Price of $0.65747 per share. No shares of Series A-1 Preferred acquired by the Company shall be reissued.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Company, the Company shall distribute from its assets the amounts in the order of priority set forth below but, in each case, only to the extent that all amounts then required to be paid ranking prior thereto have been paid in full:

Order of Liquidation	Stock Series	Liquidation Preference Amount
1	B/B-1 Preferred	Original Issue Price plus unpaid accrued dividends
2	A-3/A-4 Preferred	Original Issue Price plus unpaid accrued dividends
3	A-2 Preferred	Original Issue Price plus unpaid accrued dividends
4	A-1 Preferred	2 times the Original Issue Price
5	Common Stock; B/B-1; A-3/A-4; A-2	Assets distributed ratably to each series. Preferred series would be on an as-if-converted to Common Stock basis.

Voting and Change of Control Agreement

The preferred shareholders and the common shareholders have entered into a Voting and Change of Control Agreement with the Company, which places certain restrictions on the voting of the shares, and if a change of control has been approved, requires the holders to take all necessary actions in connection with the consummation of a change of control transaction.

Right of First Refusal Agreement

The preferred shareholders and the common shareholders have entered into a Right of First Refusal Agreement with the Company in order to provide certain restrictions on the transfer of capital stock, to grant first refusal and co-sale rights to the Company and to certain of the preferred shareholders, and to provide for obligations to participate in certain sales of capital stock of the Company.

Investor Rights Agreement

The holders of Series A-2 Preferred, Series A-3/A-4 Preferred, and Series B/B-1 Preferred have entered into an Investor Rights Agreement with the Company which grants certain information and preemptive rights to these holders.

Amended and Restated Registration Rights Agreement

The Company and two major investors have entered into an Amended and Restated Registration Rights Agreement which under certain specified conditions requires the Company to register the Common Stock issuable or issued upon the conversion of the Series A-3/A-4 Preferred Stock and the Common Stock issuable or issued upon the conversion of the Series B/B-1 Preferred Stock.

14.	Share-Based Compensation

The Company has a stock option plan under which stock options may be granted to purchase a specified number of shares of common stock. Option awards are granted with an exercise price equal to the Company’s estimate of fair value of its common stock at the date of grant, based on a valuation performed by an independent third party firm. Options vest over various periods of time and generally may be exercised within ten years of the date of grant.

A summary of outstanding vesting shares, options and warrants is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Nonvested – December 31, 2011	695,010	$0.89	$0.47

Granted	45,000	$1.85	$0.94
Vested	(455,031)	$0.70	$0.37
Cancelled	(43,297)	$1.52	$0.79

Nonvested – December 31, 2012	241,682	$1.31	$0.69

Granted	251,000	$3.71	$2.05
Vested	(209,033)	$1.67	$0.89

Nonvested – December 31, 2013	283,649	$3.17	$1.74

Granted	459,000	$5.44	$2.82
Vested	(143,446)	$2.96	$1.61
Cancelled	(27,500)	$4.48	$2.37

Nonvested – December 31, 2014	571,703	$4.98	$2.61

A cumulative total of 1,555,019 and 1,310,711 vested shares had been exercised as of December 31, 2014 and 2013, respectively. A total of 244,308 and 1,005,816 shares were exercised for the years ended December 31, 2014 and 2013, respectively. The weighted average exercise price of shares exercised during the years ended December 31, 2014 and 2013 was $0.85 and $0.49, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2014 and 2013 was $1,046,100 and $3,237,700, respectively.

A total of 1,006,512 and 1,107,374 vested option shares were available for exercise at December 31, 2014 and 2013, respectively. The grant-date fair value of stock option based awards vested during the years ended December 31, 2014 and 2013 was $230,681 and $186,200, respectively.

Total compensation expense in connection with the shares in the table above in the amount of $373,742, $204,676 and $150,678 was recorded during the years ended December 31, 2014, 2013 and 2012, respectively. The Company anticipates recording additional compensation expense of approximately $1,311,500 as these shares vest over the weighted average period of 3.1 years.

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2014:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Vested and Exercisable	Weighted Average Exercise Price of Options Vested and Exercisable	Weighted Average Remaining Contractual Life (Years)
$ 0.37 to $ 5.51	1,578,215	6.47	$2.61	1,006,512	$1.26	4.97

The fair value of each award is estimated on the date of grant using the Black-Scholes option pricing model. The Company used the following assumptions to value stock options granted during the years ended December 31:

	2014	2013	2012
Expected volatility (1)	60%	60%	60%

Expected term	5 years	6 years	5 years

Risk-free rate (2)	1.5% to 1.8%	1.0% to 2.0%	0.8% to 0.9%

(1)	The volatility was based on a range of small publicly traded medical device and drug delivery companies.

(2)	The risk-free rate is the United States Treasury daily yield for the expected term of the award.

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